FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolutions adopted at Banco de Chile’s Board meeting held on January 25, 2007, at which time it was resolved to schedule an Ordinary Shareholders Meeting and an Extraordinary Shareholders Meeting on the 22nd of March, 2007 with the objective of discussing matters regarding the dividends.

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you of an essential information regarding this institution, that in the Ordinary Session No. BCH 2,639 on the 25th of January, 2007, the Board of Directors of Banco de Chile resolved to schedule an Ordinary Shareholders Meeting on the 22nd of March, 2007 with the objective of proposing, among other matters, the distribution of the dividend No. 195 in the amount of Ch$ 1.9796 per share, corresponding to 70% of the profits obtained in the fiscal year ending the 31st of December, 2006.

The Board of Directors also resolved to schedule an Extraordinary Shareholders Meeting on the same date in order to propose the approval of the capitalization of the remaining 30% of the Bank’s profits from the fiscal year 2006 by means of the issuance of fully paid-in shares without nominal value, calculated at the value of Ch$ 38.34 per share and distributed between the shareholders at the rate of 0.02213 per share.

Sincerely,

Pablo Granifo Lavín
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2007

Banco de Chile

/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer